

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 13, 2009

C. Ramakrishnan
Chief Financial Officer
Tata Motors Limited
Bombay House
24, Homi Mody Street
Mumbai 400 001, India

   Re: Tata Motors Limited
     Form 20-F: For the fiscal year ended March 31, 2008
     Commission file number: 001-32294

Dear Mr. Ramakrishnan:

  We have reviewed your correspondence dated March 4, 2009 and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with further information. After reviewing the additional information, we may raise further comments. Please file your response to our comments via EDGAR, under the label "corresp," within 20 business days from the date of this letter.

Form 20-F for the fiscal year ended March 31, 2008

Note 26: Segment Reporting, page F-52

1. We note your response to prior comment 1. In this regard, in future filings please provide expanded and separate disclosure in this segment footnote explaining why the company believes the financial services operations should not be presented as a separate segment pursuant to SFAS 131. Your disclosure should discuss the nature of the activities of these operations. You should also specifically discuss, as provided in your response, that the chief operating decision maker manages TMF and TMFL and assesses their performance as an integral part of the overall automotive business and separate operating results from your financial activities are not used in making decisions about resources to be allocated and assessing performance, as the operating results of TMF and TMFL also do not consider all of the interest or cost of funds employed related to those used in their financing activities.

Note 28: Subsequent Events, page F-55

2. We note your response to prior comment 3. Please provide us the purchase price allocation pursuant to Generally Accepted Accounting Principles in the United States once the information has been finalized (reviewed by management and subjected to the company's internal controls and approvals). If the allocation has not been finalized as of the time of your response to this letter, please keep us informed as to the status of the allocation via a letter uploaded to EDGAR.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Theresa Messinese at 202-551-3307, Joe Foti at 202-551-3816, or the undersigned at 202-551-3380 with any questions.

Sincerely,

Lyn Shenk
Branch Chief